By Overnight Delivery,
Facsimile Transmittal and
EDGAR Transmission

June 13, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	New River Pharmaceuticals Inc.
Annual Report on Form 10-K for the
Fiscal Year ended January 1, 2006
File No. 000-50851

Dear Mr. Rosenberg:

As Chief Operating Officer, Chief Financial Officer and Secretary of New River Pharmaceuticals Inc., a Virginia corporation, I hereby transmit for filing the Company’s additional responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to me, dated March 24, 2006 (the “Commission Comment Letter”). This letter supplements the Company’s response letter dated April 7, 2006. On May 22, 2006, Ms. Tabatha Akins of the Staff, contacted me to discuss certain aspects of our initial response. This letter documents the additional information requested by the Staff during that conversation. When used in this letter, the “Company,” “we,” “us,” and “our” refer to New River Pharmaceuticals Inc.

Based on our conversation with Ms. Akins, we understand that the Staff is requesting that we provide (i) suggested language to be included in our future Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K with respect to the specific circumstance under which $50 million may become refundable to Shire Pharmaceuticals Group plc (Shire) (discussed under the heading “Amounts Potentially Refundable to Shire”) (ii) our basis for not disclosing milestone and other amounts included in our agreement with Depomed Inc. (Depomed) (discussed under the heading “Depomed Agreement”) and (iii) our basis for not disclosing milestone and other amounts included in our agreement with the Ernest Gallo Clinic Research Center at the University of California San Francisco (Ernest Gallo Clinic) (discussed under the heading “Ernest Gallo Clinic Agreement”).

Amounts Potentially Refundable to Shire

The following paragraph is proposed for inclusion in our next Quarterly Report on Form 10-Q as well as future quarterly and annual reports to provide further details of the specific circumstances under which the $50 million received from Shire may become refundable:

“On January 31, 2005, the Company entered into a collaboration agreement with Shire Pharmaceuticals Group plc (Shire) relating to the global commercialization of NRP104 for treatment of attention deficit hyperactivity disorder (ADHD) and other potential indications. On March 31, 2005, the Company and Shire split this agreement into two agreements by entering into a United States Collaboration Agreement and a rest of world (ROW) Territory License Agreement (collectively, the Agreement) to replace the initial collaboration agreement. Shire paid the Company an upfront fee of $50 million on February 11, 2005 and a milestone payment of $50 million on February 6, 2006 as a result of notice from the U.S. Food and Drug Administration (FDA) on January 26, 2006 of its acceptance of the Company’s new drug application (NDA) filing for NRP104. Of the $100 million received to date, up to $50 million remains refundable in the event that regulatory approval for NRP104 is not obtained by certain dates. The refundable amount increases with the passage of time such that an aggregate of up to $50 million could be refunded to Shire by the final date.”

Depomed Agreement

Because the Company has not yet exercised its option to license a product under the Depomed agreement, it has not yet incurred any obligation to pay any of the milestones provided for in the agreement. Furthermore, the Company has yet to complete any feasibility studies to begin to evaluate the potential licensing of any product under the agreement. Currently, the Company cannot assess the likelihood of it ever exercising an option to license any product under this agreement. In the event that the Company exercises an option to license a product under this agreement, it is the Company’s intent to disclose these obligations at such time. The Company believes at this time that disclosure of these potential milestone and royalty payments is not material to an understanding of its financial and operational outlook.

Ernest Gallo Clinic Agreement

We currently intend on filing an investigational new drug application (IND) for NRP388, which is subject to the agreement with Ernest Gallo Clinic, by the end of the second quarter of 2006. In the event that we file this IND, we will include the following disclosure in our quarterly and annual reports, provided that the Company deems such disclosure material to the Company (underlined and bold sections represent changes to the current disclosure):

“On July 8, 2005, the Company entered into an exclusive licensing agreement with the Ernest Gallo Clinic Research Center at the University of California San Francisco to investigate a new approach toward improving the use of opioid analgesics in the treatment of pain by reducing the development of tolerance. Under the agreement, the Company paid a licensing fee of $100,000 and will pay an annual license maintenance fee beginning on the second anniversary of the effective date of the agreement of $35,000, which fee shall cease upon the first sale of a licensed product, potential milestones and royalty payments in exchange for an exclusive license to pursue the commercial development of the technology for the treatment of pain. The potential milestone payments include $200,000 upon the initial filing of an investigational new drug application (IND) in any nation, $300,000 upon the initial filing of a new drug application (NDA) in any nation, $150,000 with respect to the first regulatory approval outside of the United States and $650,000 upon the first regulatory approval in the United States. Royalties are payable at a rate of 3% on annual sales up to $150,000,000, a rate of 4% on annual sales between $150,000,000 and $500,000,000 and a rate of 5% on annual sales greater than $500,000,000. The Company refers to this as its NRP388 program.”

Prior to the filing of an IND, we do not anticipate including the additional disclosure with respect to the Ernest Gallo Clinic because prior to that time the Company has no material commitments under the agreement and therefore does not believe it is material to an understanding of its financial and operational outlook.

* * * *
In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (540) 633-7904.

Sincerely,

/s/ Krish S. Krishnan
Krish S. Krishnan
Chief Operating Officer,
Chief Financial Officer and Secretary